Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

ESSA PHARMA INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Unaudited) (Expressed in United States dollars) AS AT

	June 30, 2018	September 30, 2017

ASSETS

Current
Cash	$18,062,452	$3,957,185
Receivables	56,394	29,475
Prepaids (Note 4)	169,928	1,072,103

	18,288,774	5,058,763

Equipment (Note 5)	—	99,882
Intangible assets (Note 6)	223,603	237,326
Deferred financing costs (Note 9)	—	211,073

Total assets	$18,512,377	$5,607,044

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$620,847	$1,641,103
Current portion of long-term debt (Note 7)	2,818,287	2,026,588
Income tax payable	—	109,521

	3,439,134	3,777,212

Long-term debt (Note 7)	4,094,094	5,933,092
Derivative liabilities (Note 8)	40,435	170,743

Total liabilities	7,573,663	9,881,047

Shareholders' equity (deficiency)
Share capital (Note 9)	40,205,997	25,980,117
Reserves (Note 10)	14,901,852	4,562,005
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(42,092,656)	(32,739,646)

	10,938,714	(4,274,003)

Total liabilities and shareholders’ equity (deficiency)	$18,512,377	$5,607,044

Nature and continuance of operations (Note 1)

Commitments (Note 16)

On behalf of the Board on August 14, 2018

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited) (Expressed in United States dollars)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Nine months ended June 30, 2018	Nine months ended June 30, 2017

OPERATING EXPENSES
Research and development, net of recoveries (Note 17)	$987,792	$2,920,181	$3,946,496	$4,560,449
Financing costs	223,036	249,818	704,689	561,294
General and administration (Note 17)	1,579,420	1,302,314	4,717,512	4,035,626

Total operating expenses	(2,790,248)	(4,472,313)	(9,368,697)	(9,157,369)

Foreign exchange	(16,382)	(15,570)	(8,643)	(8,586)
Loss on disposal of equipment (Note 5)	(83,692)	—	(83,692)	—
Gain on derivative liability (Note 8)	32,495	8,192,368	130,308	6,706,226

Net income (loss) for the period before taxes	(2,857,827)	3,704,485	(9,330,724)	(2,459,729)

Income tax expense	(22,286)	(112,081)	(22,286)	(93,984)

Net income (loss) and comprehensive income (loss) for the period	$(2,880,113)	$3,592,404	$(9,353,010)	$(2,553,713)

Income (loss) per common shares
Basic (Note 18)	$(0.50)	$2.47	$(2.69)	$(1.76)
Diluted (Note 18)	$(0.50)	$2.32	$(2.69)	$(1.76)

Weighted average number of common shares outstanding
Basic (Note 18)	5,776,098	1,454,960	3,477,389	1,454,883
Diluted (Note 18)	5,776,098	1,549,957	3,477,389	1,454,883

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited) (Expressed in United States dollars) FOR THE NINE MONTHS ENDED JUNE 30

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(9,353,010)	$(2,553,713)
Items not affecting cash:
Amortization	29,913	34,609
Gain on derivative liability	(130,308)	(6,706,226)
Finance expense	704,689	561,294
Product development and relocation grant	—	(5,192,799)
Unrealized foreign exchange	18,326	(8,691)
Share-based payments (Note 10)	911,626	700,677
Loss on disposal of equipment (Note 5)	83,692	—

Changes in non-cash working capital items:
Receivables	(24,277)	2,761
Prepaid expenses	902,175	304,369
Accounts payable and accrued liabilities	(1,017,708)	(1,479,887)
Income tax payable	(109,521)	—

Net cash used in operating activities	(7,984,403)	(14,337,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Product development and relocation grant	—	5,192,799
Proceeds on financing	26,040,000	—
Share issuance costs	(2,174,826)	—
Proceeds on loan advance	—	8,000,000
Financing costs	—	(220,898)
Loan principal repaid	(1,320,037)	—
Interest paid	(431,951)	(289,500)
Options exercised	—	2,939

Net cash provided by financing activities	22,113,186	12,685,340

Effect of foreign exchange on cash	(23,516)	(3,332)

Change in cash for the period	14,105,267	(1,655,598)

Cash, beginning of period	3,957,185	8,985,095

Cash, end of period	$18,062,452	$7,329,497

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (Unaudited) (Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2016	1,454,848	$25,974,742	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)
Options exercised	250	5,375	(2,436)	—	—	—	2,939
Share-based payments	—	—	700,677	—	—	—	700,677
Loss for the period	—	—	—	—	—	(2,553,713)	(2,553,713)

Balance, June 30, 2017	1,455,098	$25,980,117	$4,194,462	$309,293	$(2,076,479)	$(30,794,347)	$(2,386,954)
Share-based payments	—	—	58,250	—	—	—	58,250
Income for the period	—	—	—	—	—	(1,945,299)	(1,945,299)

Balance, September 30, 2017	1,455,098	$25,980,117	$4,252,712	$309,293	$(2,076,479)	$(32,739,646)	$(4,274,003)
Financing	4,321,000	17,284,000	—	8,756,000	—	—	26,040,000
Share issuance costs	—	(3,058,120)	—	672,221	—	—	(2,385,899)
Share-based payments	—	—	911,626	—	—	—	911,626
Loss for the period	—	—	—	—	—	(9,353,010)	(9,353,010)

Balance, June 30, 2018	5,776,098	$40,205,997	$5,164,338	$9,737,514	$(2,076,479)	$(42,092,656)	$10,938,714

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

1.       NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 - 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Venture Exchange (“TSX-V”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at June 30, 2018, no products are in commercial production or use. From November 2015 until September 2017, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506. On September 11, 2017, the Company announced its decision to discontinue further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation compounds. The restructuring included a decrease in headcount and reduction of operational expenditures related to the clinical program.

Share Consolidation

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated retrospectively to reflect this share consolidation.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $9,353,010 during the nine months ended June 30, 2018 and has an accumulated deficit of $42,092,656. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at June 30, 2018, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard.

During the nine months ended June 30, 2018, the Company completed a financing of $26,040,000 in gross proceeds (Note 9). Management believes that this financing will provide adequate funding to complete its planned programs over the next twelve months.

2.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2017.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

2.       BASIS OF PRESENTATION (cont’d...)

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts expressed in these condensed consolidated interim financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Basis of Consolidation

The condensed consolidated interim financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to January 1, 2016, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

2.       BASIS OF PRESENTATION (cont’d...)

Estimates (cont’d...)

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets - impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 16 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so (Note 7).

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 8).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

2.       BASIS OF PRESENTATION (cont’d...)

Estimates (cont’d...)

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company has made reference to prices quoted on the TSX, TSX-V and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3.       SIGNIFICANT ACCOUNTING POLICIES

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a significant impact on the Company’s financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 is not expected to have a significant impact on the Company’s financial statements.

IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases has not yet been determined.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

4.       PREPAID EXPENSES

	June 30, 2018	September 30, 2017

Clinical program deposit	$45,133	$659,899
Other deposits and prepaid expenses	124,795	412,204

Balance	$169,928	$1,072,103

5.       EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2016, and 2017	$154,318	$43,359	$197,677
Disposals	(154,318)	(43,359)	(197,677)
Balance, June 30, 2018	—	—	—

Accumulated Amortization
Balance, September 30, 2016	$49,594	$20,353	$69,947
Amortization expense	20,945	6,903	27,848
Balance, September 30, 2017	70,539	27,256	97,795
Amortization expense	12,567	3,623	16,190
Disposals	(83,106)	(30,879)	(113,985)
Balance, June 30, 2018	$—	$—	$—

Net Book Value
Balance, September 30, 2017	$83,779	$16,103	$99,882
Balance, June 30, 2018	$—	$—	$—

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17). In the period ended June 30, 2018, the Company disposed of all equipment for $nil proceeds due to office restructuring.

6.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2016, 2017 and June 30, 2018	$361,284
Accumulated Amortization
Balance, September 30, 2016	$105,661
Amortization expense	18,297

Balance, September 30, 2017	$123,958
Amortization expense	13,723

Balance, June 30, 2018	$137,681

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

6.       INTANGIBLE ASSETS (cont’d...)

NTD Technology

Net Book Value
Balance, September 30, 2017	$237,326
Balance, June 30, 2018	$223,603

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.       LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has drawn down $8,000,000 from the SVB Term Loan. There was a conditional option to receive an additional $2,000,000 upon positive data for the Company’s Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company was required to make interest only payments until December 31, 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on the Company’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. SVB may declare the Company to be in breach of the agreement in the event of a material adverse change, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There are no financial covenants under the SVB Term Loan.

In connection with the $8,000,000 draw, the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 8). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.07%.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

7.       LONG-TERM DEBT (cont’d...)

SVB Term Loan

Balance, September 30, 2016	$—
Loan advance	8,000,000
Transaction costs	(387,959)
Interest paid	(436,944)
Accretion	784,583

Balance, September 30, 2017	$7,959,680
Principal repaid	(1,320,037)
Interest paid	(431,951)
Accretion	704,689

Balance, June 30, 2018	$6,912,381

Current portion	$2,818,287
Long-term portion	$4,094,094

8.       DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The derivative liability was designated as a financial liability carried at fair value through profit and loss.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 1,250 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$40.00 for a period of five years (Note 10). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

As at June 30, 2018, the derivative liability had a fair value of $473 (September 30, 2017 - $206). The Company has recorded the resulting change in fair value of $267 (2017 - $40,815) in the statement of loss and comprehensive loss.

2016 Warrants

In January 2016, the Company completed a private placement of 227,273 units of the Company at $66.00 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one pre-consolidation common share of the Company, one pre-consolidation 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one pre-consolidation 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $66.00 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

8.       DERIVATIVE LIABILITIES (cont’d...)

2016 Warrants (cont’d...)

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black-Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. On January 13, 2018, the 2-Year Warrants expired unexercised. As at June 30, 2018, the 7-Year Warrants derivative liability had a fair value of $33,467 (September 30, 2017 - $160,262). The Company has recorded the resulting change in fair value of $126,795 (2017 - $6,665,411) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 7), the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

Additionally, the SVB Warrants contain provisions which require the Company to redeem the SVB Warrants, on a cashless basis, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Acquisition”) where the Company’s shareholders receive cash or shares or a combination thereof, and the five-day weighted average market price is greater than the exercise price.

On issuance of the SVB Warrants, the Company recorded a derivative liability of $167,022 using the Black-Scholes model. The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at June 30, 2018, the SVB Warrants derivative liability had a fair value of $6,495 (September 30, 2017 - $10,275). The Company has recorded the resulting change in fair value of $3,780 (2017 - $Nil) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition in the fiscal periods presented (November 18, 2016 with respect to the SVB Warrants), September 30, 2017 and June 30, 2018:

	June 30, 2018	September 30, 2017	November 18, 2016

Risk-free interest rate	2.88%	1.78%	1.32%
Expected life	4.55 years	3.67 years	7.00 years
Expected annualized volatility	67.4%	74.2%	75.4%
Dividend	—	—	—

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

8.       DERIVATIVE LIABILITIES (cont’d...)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $9,492 as at June 30, 2018. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $8,575 as at June 30, 2018. If the volatility were to increase by 10%, this would increase the obligation by approximately $23,735 as at June 30, 2018. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $17,823 as at June 30, 2018.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2016	$7,309,467
Derivative liability on issuance of warrants	167,022
Change in fair value	(7,305,746)

Balance, September 30, 2017	$170,743
Change in fair value	(130,308)

Balance, June 30, 2018	$40,435

Derivatives with expected life of less than one year	$473
Derivatives with expected life greater than one year	$39,962

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on a basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated respectively to reflect this share consolidation.

Listing on the TSX-V and Nasdaq

The Company completed its listing on the Nasdaq on July 9, 2015 and began trading under the symbol “EPIX”.

On November 27, 2017, the Company voluntarily delisted from the TSX and began trading on the TSX-V under its existing symbol “EPI”.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d...)

Financings

On January 9, 2018, the Company closed the first tranche of a brokered equity offering (“January 2018 Financing”), issuing 3,427,250 common shares and 1,654,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $20,325,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid a cash commission of $1,204,000, incurred other financing costs of $832,790 including $420,917 of deferred financing costs as at September 30, 2017, and issued 175,937 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $495,033 using the Black-Scholes model with a risk-free interest rate of 2.33%, term of 5 years, volatility of 82.00%, and dividend rate of 0%.

Concurrently, the Company completed a non-brokered private placement of 168,750 common shares at $4.00 per share as purchased by certain directors of the Company for total gross proceeds of $675,000.

On January 16, 2018, the Company closed the second tranche of the January 2018 Financing, issuing 465,000 common shares and 535,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $4,000,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the second tranche of the January 2018 Financing, the Company paid a cash commission of $352,800, incurred other financing costs of $18,599, and issued 63,000 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $177,188 using the Black-Scholes model with a risk-free interest rate of 2.36%, term of 5 years, volatility of 81.90%, and dividend rate of 0%. Furthermore, on January 16, 2018, the Company’s agent partially exercised its over-allotment option for 260,000 additional common shares for additional proceeds to the Company of approximately $1,040,000.

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 465,000 common shares and 535,000 pre-funded warrants. Assuming the exercise in full of the 535,000 pre-funded warrants and certain warrants held by Omega prior to the January 2018 Financing, Omega would own approximately 17.6% of the issued and outstanding common shares as at January 16, 2018 on a partially-diluted basis. Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares.

The Company did not complete any financings during the year ended September 30, 2017.

10.       RESERVES

Equity incentive plans

Stock option plan

The Company has adopted a Stock Option Plan consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the Stock Option Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Stock Option Plan are accounted for as equity-settled share-based payments.

Restricted share units plan

The Company has adopted a Restricted Share Unit Plan (“RSU Plan”) consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the RSU Plan, RSUs may be granted with vesting criteria and periods are approved by the Board of Directors at its discretion. The RSUs issued under the RSU Plan may be accounted for as either equity-settled or cash-settled share-based payments. At June 30, 2018, there are no RSUs outstanding.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

10.       RESERVES (cont’d...)

Equity incentive plans (cont’d...)

The Stock Option Plan and RSU Plan have a combined maximum of 1,155,218 common shares which may be reserved for issuance.

Stock options

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price*

Balance, September 30, 2016	203,126	$42.81
Options exercised	(250)	(12.41)
Options expired/forfeited	(17,000)	(39.71)

Balance, September 30, 2017	185,876	$44.53
Options granted	803,400	3.95
Options expired/forfeited	(53,815)	(24.59)

Balance outstanding, June 30, 2018	935,461	$5.24
Balance exercisable, June 30, 2018	158,868	$11.74

Options exercisable in Canadian dollars as at June 30, 2018 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding options.

At June 30, 2018, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)

	$4.00	588,250	9.44
	$4.10	12,500	9.96
C$	4.90	286,000	9.32
C$	16.00	2,750	0.08	*
C$	40.00	45,961	1.38
		935,461	8.97

* 2,500 options forfeited unexercised subsequent to June 30, 2018.

Share-based compensation

During nine months ended June 30, 2018, the Company granted a total of 803,400 (2017 - Nil) post-consolidation stock options (including 15,818,000 pre-consolidation or 790,900 post-consolidation stock options) with a weighted average fair value of $3.08 per post-consolidation option (2017 - $Nil). The weighted average assumptions used for the Black-Scholes valuation of the options were annualized volatility of 83.76%, risk-free interest rate of 2.37%, expected life of 10.01 years and a dividend rate of Nil%.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

10.       RESERVES (cont’d...)

Share-based compensation (cont’d...)

During the nine months ended June 30, 2018, the Company amended the exercise prices and expiry dates of 1,667,000 outstanding pre-consolidation (83,350 post-consolidation) stock options to pre-consolidation exercise prices of either C$0.245 or $0.20 (C$4.90 or $4.00 post-consolidation), and expiry dates ranging from October 1, 2023 to August 9, 2026. This resulted in additional share-based payments expense of $52,998 for the nine months ended June 30, 2018. The weighted average assumptions used for the Black-Scholes valuation of the modified options were annualized volatility of 77.80%, risk-free interest rate of 2.66%, expected life of 7.28 years and a dividend rate of Nil%.

The Company recognized share-based payments expense for options granted and vesting, net of recoveries on cancellations of unvested options, during the period with allocations to its functional expense as follows:

	2018	2017

Research and development (Note 17)	$181,043	$108,587
General and administrative (Note 17)	730,583	592,090
	$911,626	$700,677

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2016	354,977	$65.60
Warrants granted	7,476	42.80
Warrants expired	(12,818)	55.00

Balance, September 30, 2017	349,635	$65.38
Warrants granted	2,427,937	0.40
Warrants expired	(113,636)	66.00

Balance outstanding and exercisable, June 30, 2018	2,663,936	$6.13

Warrants exercisable in Canadian dollars as at June 30, 2018 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

10.       RESERVES (cont’d...)

Warrants (cont’d...)

At June 30, 2018, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

1,250		C$40.00	April 15, 2019
227,273	(1)	US$66.00	January 14, 2023
7,476		US$42.80	November 18, 2023
1,653,999	(2)	US$0.002	January 9, 2023
175,938		US$4.00	January 9, 2023
535,000	(2)	US$0.002	January 16, 2023
63,000		US$4.00	January 16, 2023
2,663,936

(1)	Detailed terms of the 2016 Warrants are included in Note 8.
(2)	Pre-funded warrants are included in reserves at the price paid by holders of $4.00 per pre-funded warrant (Note 9).

11.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended June 30, 2018, the Company issued broker warrants valued at $672,221 in connection with the January 2018 Financing (Note 9).

During the nine months ended June 30, 2017, the Company issued warrants valued at $208,777 in connection with the SVB term loan (Note 7).

12.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, former Chief Medical Officer, Executive VP and Chief Operating Officer, former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2018	2017

Salaries, consulting fees, and director fees	$2,066,210	$1,706,782
Share-based payments, net of cancellations (a)	900,923	648,711
Total compensation	$2,967,133	$2,355,493

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel net of expense reversed for options cancelled before vesting.

During the nine months ended June 30, 2018, the Company modified 73,000 (2017 - Nil) options held by and granted 682,000 (2017 - Nil) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $900,923 (2017 - $634,149).

Included in accounts payable and accrued liabilities at June 30, 2018 is $97,423 (September 30, 2017 - $219,031) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

12.       RELATED PARTY TRANSACTIONS (cont’d...)

Commitments

The CEO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination.

The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event.

The COO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, former Executive Vice-President of Research and Development, and COO vest immediately upon a change of control.

13.       SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

14.       CAPITAL MANAGEMENT

The Company considers its capital to include working capital, long-term debt and the components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

On November 18, 2016, the Company entered into the SVB Term Loan (Note 7), pursuant to which the Company has drawn down $8,000,000 as at June 30, 2018.

In January 2018, the Company completed financings totaling $26,040,000 in gross proceeds (Note 9).

There were no changes to the Company’s approach to capital management during the nine months ended June 30, 2018. As at June 30, 2018, the Company is not subject to externally imposed capital requirements.

15.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $7,411,893 which includes the principal and financing costs assessed on settlement as at June 30, 2018. The derivative liabilities are measured using level 3 inputs (Note 8).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

15.       FINANCIAL INSTRUMENTS AND RISK (cont’d...)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2018, the Company had a working capital of $17,854,975. The SVB Term Loan is repayable over a 33-month period ending September 1, 2020. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. During the nine months ended June 30, 2018, the Company completed a financing for total gross proceeds of $26,000,000 (Note 9).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)       Interest rate risk

As at June 30, 2018, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $54,876 or decrease of $2,658 in the net loss realized for the period.

(b)       Foreign currency risk

Historically, the Company’s foreign currency risk exposure relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $42,701 in the net loss realized for the period. The Company does not currently engage in hedging activities.

(c)       Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

16.       COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2018		2019		2020		2021		2022

Minimum annual royalty per License
Agreement (Note 6)	C$	—	C$	85.000	C$	85,000	C$	85,000	C$	85,000
Collaborative Research Agreement
with BC Cancer Agency		51,838		—		—		—		—

Total (in C$)	C$	51,838	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 7)		$809,887		$3,253,942		$3,945,503		$—		$—
Lease on US office spaces		$28,548		$115,906		$119,383		$70,670		$—

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000; the remaining balance of $229,201 would be expected to be received on approval by CPRIT’s oversight body.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the State of Texas, then the Company may be required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues the Company receives from sale of commercial product or commercial service, until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

17.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Nine months ended June 30, 2018	Nine months ended June 30, 2017

Clinical	$2,263	$503,316	$1,167,335	$2,330,977
Consulting	97,812	222,065	531,000	688,979
Legal patents and license fees	255,472	246,860	519,453	587,255
Manufacturing	115,249	1,028,318	289,176	3,439,781
Other	7,165	23,198	25,055	194,099
Pharmacology	94,212	80,588	271,261	318,062
Program administration	49,701	94,965	240,777	282,304
Royalties	—	—	66,929	48,863
Salaries and benefits	258,070	656,241	625,266	1,631,849
Share-based payments (Note 10)	95,647	24,284	181,043	108,587
Travel	12,201	40,346	29,201	122,492
CPRIT grant claimed on eligible expenses
(Note 16)	—	—	—	(5,192,799)

Total	$987,792	$2,920,181	$3,946,496	$4,560,449

General and administrative expenses include the following major expenses by nature:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Nine months ended June 30, 2018	Nine months ended June 30, 2017

Amortization	$9,970	$11,536	$29,913	$34,609
Consulting and subcontractor fees	21,457	22,634	77,365	65,503
Director fees	48,639	45,750	160,722	140,750
Insurance	109,075	104,819	337,605	312,880
Investor relations	52,713	47,924	195,995	167,390
Office, IT and communications	84,391	39,680	150,559	161,035
Professional fees	276,052	98,033	705,928	484,626
Regulatory fees and transfer agent	34,192	823	174,938	46,718
Rent	145,039	99,844	361,337	331,662
Salaries and benefits	388,898	676,848	1,650,823	1,533,969
Share-based payments (Note 10)	343,472	101,341	730,583	592,090
Travel and entertainment	65,522	53,082	141,744	164,394

Total	$1,579,420	$1,302,314	$4,717,512	$4,035,626

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2018 AND 2017

18.       INCOME (LOSS) PER SHARE

	Three months ended June 30, 2018	Three months ended June 30, 2017	Nine months ended June 30, 2018	Nine months ended June 30, 2017

Net income (loss) used in the
calculation of diluted earnings per
share	$(2,880,113)	$3,592,404	$(9,353,010)	$(2,553,713)

Weighted average number of common
shares issued	5,776,098	1,454,960	3,477,389	1,454,883
Adjustments for dilutive instruments:
Stock options	—	93,604	—	—
Warrants	—	1,093	—	—

Weighted average number of common
shares for diluted income (loss) per
share	5,776,098	1,549,657	3,477,389	1,454,883

Basic income (loss) per share	$(0.50)	$2.47	$(2.69)	$(1.76)
Diluted income (loss) per share	$(0.50)	$2.32	$(2.69)	$(1.76)